Exhibit (a)(5)(F)

Pfizer Announces Successful Completion of Initial Cash Tender Offer for

Outstanding Shares of Icagen, Inc. and Commencement of Subsequent

Offering Period

September 6, 2011

New York, N.Y. and Research Triangle Park, N.C., September 6, 2011 – Pfizer Inc. (NYSE: PFE) (“Pfizer”) and Icagen, Inc. (NASDAQ: ICGN) (“Icagen”) announced today the successful completion of the initial cash tender offer by Pfizer’s wholly-owned subsidiary, Eclipse Acquisition Corp. (“Eclipse”), for all of the outstanding shares of common stock of Icagen for $6.00 per share, paid to the seller in cash, without interest thereon, less any applicable withholding and transfer taxes.

The initial tender offer period, as extended, expired at 6:00 p.m., New York City time, on Friday, September 2, 2011. American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, has indicated that as of 6:00 p.m. on September 2, 2011, approximately 4,617,045 shares of Icagen’s common stock (including approximately 688,100 shares subject to guarantees of delivery) had been tendered and not withdrawn pursuant to the tender offer, including shares tendered by directors and executive officers of Icagen. In addition, Pfizer already owns 1,067,015 shares of Icagen’s common stock, which when added to the number of tendered shares that have not been withdrawn pursuant to the tender offer represents approximately 64% of the outstanding shares of Icagen. This represents approximately 54% of the fully-diluted shares of Icagen. Therefore, the conditions for Pfizer’s acceptance of and payment for shares tendered in the initial tender offer have been satisfied and all such shares have been accepted for payment in accordance with the terms of the tender offer. Eclipse will promptly pay for such shares in accordance with the terms of the tender offer.

Pfizer also announced the commencement of a subsequent offering period that is scheduled to expire at 6:00 p.m., New York City time, on Monday, September 12, 2011, unless extended. Any shares validly tendered during this subsequent offering period will be accepted immediately for payment, and tendering stockholders will thereafter promptly be paid the same offer price of $6.00 per share, paid to the seller in cash, without interest thereon, less any applicable withholding and transfer taxes, in accordance with the terms of the tender offer. The procedures for accepting the tender offer and tendering shares during the subsequent offering period are the same as those described for the tender offer in the offer to purchase, except that shares tendered during the subsequent offering period may not be withdrawn. Following completion of the tender offer, Pfizer and Eclipse intend to complete the acquisition of Icagen through a merger under Delaware law. Icagen shareholders who do not tender their shares of Icagen common stock in the tender offer will not receive payment for their shares until the completion of the merger.

Questions and requests for assistance regarding the tender offer may be directed to the Information Agent for the offer, Morrow & Co., LLC at (800) 276-3011 or (203) 658-9400.

Pfizer Inc.: Working together for a healthier world™

At Pfizer, we apply science and our global resources to improve health and well-being at every stage of life. We strive to set the standard for quality, safety and value in the discovery, development and manufacturing of medicines for people and animals. Our diversified global health care portfolio includes human and animal biologic and small molecule medicines and vaccines, as well as nutritional products and many of the world’s best-known consumer products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as the world’s leading biopharmaceutical company, we also collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, Pfizer has worked to make a difference for all who rely on us. To learn more about our commitments, please visit us at www.pfizer.com.

About Icagen

Icagen, Inc. is a biopharmaceutical company based in Research Triangle Park, North Carolina, focused on the discovery, development and commercialization of novel orally-administered small molecule drugs that modulate ion channel targets. Utilizing its proprietary know-how and integrated scientific and drug development capabilities, Icagen has identified multiple drug candidates that modulate ion channels. The Company is conducting research and development activities in a number of disease areas, including epilepsy, pain and inflammation. The Company has two clinical stage programs in epilepsy and pain. To learn more about Icagen, please visit our website at www.icagen.com.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, that was filed by Pfizer and Eclipse Acquisition Corp. with the SEC on August 3, 2011, as amended. In addition, Icagen filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC on August 4, 2011, as amended. Shareholders are strongly advised to read carefully these documents, as they may be amended or supplemented from time to time, because they contain important information that shareholders should consider before any decision is made with respect to the tender offer.

The Tender Offer Statement on Schedule TO and related materials may be obtained at no charge by directing a request by mail to the Information Agent, Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, or by calling toll-free at (800) 276-3011 or (203) 658-9400, and may also be obtained at no charge at www.pfizer.com and the website maintained by the SEC at www.sec.gov. Additionally, any questions related to the tender offer may be directed to Morrow & Co., LLC at the mailing address or telephone numbers provided above.

DISCLOSURE NOTICE: This release contains “forward-looking statements” related to Pfizer, Icagen and the acquisition of Icagen by Pfizer that are not historical facts. Pfizer and Icagen have identified some of these forward-looking statements with words like “believe,” “may,”

“could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties.

Risks and uncertainties related to the acquisition of Icagen by Pfizer that could cause results to differ from expectations include: uncertainties as to how many of Icagen’s shareholders will tender their shares in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction and the fact that the announcement of the transaction may make it more difficult to maintain relationships with employees, and other business partners; the risk of shareholder litigation, including the disposition of currently pending litigation, in connection with the transaction and the related significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic, political or regulatory conditions outside of Pfizer’s and Icagen’s control; transaction costs; and actual or contingent liabilities.

Forward-looking statements in this release should be evaluated together with other risks and uncertainties discussed in Pfizer’s and Icagen’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” sections of Pfizer’s and Icagen’s most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents filed by Eclipse Acquisition Corp., a subsidiary of Pfizer, and the Solicitation/Recommendation Statement filed by Icagen, each as amended. Neither Pfizer nor Icagen undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this announcement are qualified in their entirety by this cautionary statement.

Contacts

Pfizer:

Joan Campion (media)

212-733-2798

Suzanne Harnett (investors)

212-733-8009

Icagen:

Richard D. Katz, M.D.

EVP, Finance and Corporate Development;

Chief Financial Officer

(919) 941-5206

rkatz@icagen.com